

MEGASTAR DEVELOPMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2006 and 2005

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Megastar Development Corp. and have not been reviewed by the auditors of Megastar Development Corp.

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
May 31, 2006 and February 28, 2006
Unaudited

ASSETS	2006	2006
Current		
Cash	$ 220,592	$ 442,013
GST receivable	20,460	4,009
Subscriptions receivable	-	18,000
Prepaid expenses and deposits	45,012	12,000
	286,064	476,022
Resource properties – Notes 3, 4, and Schedule 1	606,919	270,303
	$ 892,983	$ 746,325
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 35,131	$ 52,663
Due to related parties – Note 5	9,500	5,500
	44,631	58,163
SHAREHOLDERS' EQUITY		
Share capital – Notes 3, 4 and 7	6,612,868	6,281,469
Contributed surplus	153,098	139,459
Deficit	(5,917,614)	(5,732,766)
	848,352	688,162
	$ 892,983	$ 746,325

Nature and Continuance of Operations – Note 1
Commitments – Notes 3 and 4
Subsequent Events – Note 7

APPROVED BY THE DIRECTORS:



Director
Dušan Berka
Director
Gary Musil

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended May 31, 2006 and 2005
Unaudited

	2006	2005
Operating Activities		
Net loss for the year	$ (184,848)	$ (56,578)
Items not involving cash:		
Stock-based compensationt	36,639	10,438
	(148,209)	(46,140)
Changes in non-cash working capital items:		
GST receivable	1,549	(434)
Prepaid expenses and deposits	(17,533)	(5,000)
Accounts payable and accrued liabilities	(33,012)	(19,162)
	(197,205)	(70,736)
Financing Activities		
Issue of common shares	165,400	207,249
Increase (decrease) in due to related parties	4,000	(16,041)
	169,400	191,208
Investing Activity		
Resource properties expenditures	(193,616)	(910)
Increase (decrease) in cash during the year	(221,421)	119,562
Cash, beginning of the year	442,013	14,579
Cash, end of the year	$ 220,592	$ 134,141
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a development stage public Company listed on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At May 31, 2006, the Company had not yet achieved profitable operations, has a working capital surplus of $241,433, accumulated losses of $5,917,614 since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. It is suggested that these financial statements be read in conjunction with the Company's February 28, 2006 annual audited financial statements.

The Company is incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies noted below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

e) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At May 31, 2006, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

g) Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense (recovery of future income tax asset) in the statement of operations and as a reduction in share capital in the balance sheet on the date that the Company renounces the deductions for investors.

h) Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Note 3 Resource Properties (cont'd)

d) Sedex Zinc Property

Pursuant to an agreement dated February 13, 2006, the Company has an option to acquire a 100% interest in 46 mineral claims located in the Omineca Mining Division, BC. Consideration is cash of $110,000 and the issue of 500,000 common shares as follows:

Cash		
On execution of the agreement (paid)	$	20,000
Upon regulatory approval (paid)		20,000
Within one year of regulatory approval		30,000
Within two years of regulatory approval		40,000
	$	110,000
Shares		
Within ten days of regulatory approval (issued)		500,000

A finder's fee in the amount of $11,000 and 50,000 shares of the Company was also paid. The claims are subject to a 2% net smelter returns royalty of which the Company can purchase 1% for $1,000,000.

Note 4 Share Capital – Note 7

a) Authorized:

Unlimited number of common shares without par value.

Note 4 Share Capital – Note 7 – (cont'd)

d) Commitments – (cont'd)

Stock-based Compensation Plan – (cont'd)

	2006	
	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of period	1,940,000	$0.14
Cancelled/expired	-	
Granted	575,000	$0.24
Exercised	(200,000)	$0.11
Outstanding at end of period	2,315,000	$0.17
Exercisable at end of period	1,574,301	

During the period ended May 31, 2006, stock-based compensation expense of $36,639 (2005: $10,438) was recorded. The weighted average fair value of share purchase options granted of $0.143 (2005: $0.088) per option was determined using the Black-Scholes options pricing model with the following assumptions:

	2006	2005
Expected dividend yield	0.0%	0.0%
Expected volatility	61-74%	76-102%
Risk-free interest rate	4.49-4.53%	2.50-2.78%
Expected term in years	1-5	2-5

As at May 31, 2006, the following share purchase options are outstanding:

Number of Shares	Exercise Price	Expiry Date
50,000	$0.25	August 23, 2006
200,000	$0.32	April 17, 2007
295,000	$0.11	December 5, 2008
120,000	$0.25	January 28, 2009
525,000	$0.11	January 17, 2010
750,000	$0.15	January 25, 2011
300,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
2,315,000		

Note 5 Related Party Transactions (cont'd)

Accounts payable at May 31, 2006, includes $2,510 due to directors of the Company for expenses incurred on behalf of the Company.

Due to related parties at May 31, 2006, of $9,500 (2005: $500) consists of amounts owing to directors of the Company for unpaid management fees. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the period ended May 31, 2006, the directors and officers purchased 437,500 common shares at average price of $0.175 per share pursuant to the exercise of share purchase options and warrants (2005: 390,000 common shares pursuant to a private placement at $0.14 per share).

Note 6 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flows statements. The following transactions were excluded from the statements of cash flows:

a) During the period ended May 31, 2006, the Company issued 550,000 common shares at $0.26 per share ($143,000), pursuant to the acquisition of the Sedex Project.

Note 7 Subsequent Events – Note 4

Subsequent to May 31, 2006:

a) the Company issued 25,000 common shares at $0.11 per share pursuant to the exercise of share purchase options outstanding at May 31, 2006, for proceeds of $2,750.

b) the Company issued 100,000 common shares at $0.15 per share pursuant to the exercise of share purchase warrants outstanding at May 31, 2006, for proceeds of $15,000.

Form 52-109F2 ***Certification of Interim Filings***

I, ***Gary Musil, Chief Financial Officer of Megastar Development Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Megastar Development Corp.***, (the issuer) for the interim period ending ***May 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 27, 2006

"GARY MUSIL"

Gary Musil,
Chief Financial Officer

way of private placements in early 2004, the Company entered into an exploration and diamond drilling contract as announced in the News Release dated August 5, 2004. The field exploration and drilling program was supervised and managed by Anglaumaque Explorations Inc. of Val d'Or, Que., under the stewardship of its president, Glenn J. Mullan, P. Geo. InnovExplo Inc., also of Val d'Or, Que., was the geological consultant and primary on-site contractor. The program consisted of 900 meters of NQ-core diamond drilling and commenced following refurbishment of the grid on the property. A result of the completed summer 2004 diamond drill testing was announced in the News Release dated December 13, 2004 and can be reviewed on SEDAR.

A NI 43-101 Technical Report prepared by Carl Pelletier, B.Sc., P.Geo. was filed and is available on Sedar at

http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005816

On March 4, 2005 Megastar announced the results of a detailed compilation of the prospective North Rhyolite target area. The North Rhyolite is a 700m wide, virtually untested sequence of felsic volcanic rocks belonging to the Val d'Or Formation. The North Rhyolite crosses the north part of the property over a strike length of 1km. To date, only 6 drill holes have been completed within the favourable sequence. Assessment files compiled indicate that all of these holes have crossed wide zones of significant sulphide mineralization consisting mostly of pyrite and minor chalcopyrite. Although these reported sulphide zones were not systematically assayed many of the rare samples taken returned anomalous to higher-grade gold values. In addition to the existing IP Survey, recently completed regional-scale Megatem and Titan24 surveys, completed by Aur Resources covered the north part of the Simkar Property, including most of the North Rhyolite. The data obtained from Aur Resources, identifies nine (9) anomalies within the Simkar Property. The most significant is quoted as a "Priority 1", moderate conductor located at moderate to great depth. This anomaly appears coincident with one of Megastar's IP anomaly. In addition, a strong, deep-seated Titan24 anomaly is interpreted to be located within the North Rhyolite. Geophysical interpretation suggests that the anomaly is located at a depth of 700m to 1200m. The Titan24 anomaly is coincident with both the IP and the Megatem features described above. The deep penetrating geophysical data obtained from Aur Resources greatly enhances the potential of the North Rhyolite. Megastar intends to conduct a phase one exploration program consisting of down-hole Pulse EM geophysics of two previous holes and diamond drilling of selected Pulse EM, Megatem, and Titan24 anomalies.

On May 30, 2006 the Company announced that it has retained Martin Bourgoin, P.Geo. a principal of MRB & Associates of Val d'Or, Quebec to complete a detailed digital compilation of all the historic gold zones on its 100% owned SIMKAR Property located 20km east of the town of Val d'Or, Quebec. The objectives of this compilation are to produce a 3D computer model of the mine workings and gold zones and establish the potential of additional gold mineralization on the property both along strike and at depth.

KAUPUTAU property, Quebec:

On March 3, 2005 the Company announced the completion of the purchase of a 100% interest in the KAUPUTAU Property located in the Opinaca reservoir region, James Bay, Quebec, as first reported in the News Release dated February 8, 2005. Pursuant to the agreement the

approximately 75 line-km of magnetometer survey. In addition, selected grid lines were covered by a DeepEM in-loop survey in order to better define the known conductors within the favorable felsic volcanic rocks. The DeepEM in-loop survey is a Time-Domain EM geophysical method developed by Crone Geophysics. It is designed to locate conductive bodies (such as sulphide deposits) within the underlying rocks. This preparatory work will be followed by a diamond drilling program designed to test the priority conductors delineated from the deep-penetrating EM survey.

On April 11, 2006 the Company announced the completion of a magnetic and a DeepEM survey. Six (6) distinct DeepEM conductors were identified, 4 of which occur within the favorable Novallet rhyolites. Drilling to test these identified conductors was scheduled to follow. Megastar covered the entire property with the appropriate geophysical surveys in order to refine the geological interpretation and further characterize the historic airborne Input conductors. The magnetic survey clearly maps a unit of low magnetic susceptibility which correlates with the Novallet rhyolite identified in the Government survey. Based on local outcrop exposure of the Rhyolite the RG2002-12 interpretation estimated its thickness to be 500m thick. The recent detailed ground magnetic survey conducted by Megastar suggested that the unit measures more than 850m thick and strikes across the entire Ralleau Property. In addition magnetic anomalies adjacent with the south contact of the rhyolite are coincident with reported surface mineralization, and signatured by DeepEM conductors. Megastar has now completed the preparatory work on the Ralleau Property and results continue to support the potential for discovery of VMS mineralization.

On April 26, 2006 the Company announced that diamond drilling is in progress to test the six (6) prominent DeepEM conductors identified by ground geophysical survey. Five (5) holes totaling 1500m will be drilled in order to test all six conductors. Holes are also planned to be surveyed by Downhole EM once completed. The downhole survey will provide a radius of investigation of more than 100m around the hole within which any conductors can be identified and linked to geological information obtained from the core. Results of the exploration program will be announced as soon as the drilling program is completed and all analytical results are received.

On May 24, 2006 the Company announced that the first phase of diamond drilling has been completed. Drill core logging and sampling is currently in progress. Due to the level of exploration activity in the area, ALS Chemex is experiencing a backlog of samples, but the company will announce complete results on this program as soon as all assay results are obtained from the laboratory.

SEDEX Zinc project, British Columbia:

On February 13, 2006 the Company announced that it has entered into an option agreement to acquire 100% interest in a total of 46 mineral claim units located in the Omineca Mining Division, British Columbia, approximately 280 kilometers north-northwest of Mackenzie, B.C., Canada. These claims are situated in the emerging world class Gataga-Akie SEDEX zinc/lead/silver camp in the Omineca mining district of British Columbia, northeast of Williston Lake. The claims under option cover 185 square kilometers and include 5,630 meters of active zone in the favorable late Devonian Gunsteel shales that host the recent new discovery by Mantle Resources Inc. (TSX-V: MTS)/Ecstall Mining Corp. (TSX-V: EAM) on Ecstall's Akie

warrant will entitle the holder to purchase one additional non-flow-through common share of the company for a period of one year at a price of $0.15 per share. The shares issued under the private placement are subject to a four-month hold period expiring on June 10, 2006. The company paid finder's fees of $6,900.

Investor Relations:

On January 31, 2006 the Company announced that it has engaged KCrew Communications Inc., of Vancouver, B.C., to provide the company with investor relations services. KCrew has been engaged pursuant to a 3 month service agreement effective February 1, 2006, which may be renewed or terminated by either party with 30 days advance notice. This agreement was terminated on May 31, 2006.

On April 19, 2006 the Company announced that it has retained the services of Value Relations GmbH, a Frankfurt-based investor relations company to obtain Frankfurt Stock Exchange listing and to act as the Company's Strategic Investor Relations consultant in Germany, Switzerland and Austria. Value Relations will assist Megastar with introductions to the European financial media and brokerage community. The term of the contract will be initially 6 months, commencing April 17, 2006, at a rate of €5,000 per month. Value Relations GmbH will also be receiving incentive stock options to purchase 200,000 common shares in the capital stock of the company at $0.32/share.

Stock Option Plan:

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual General Meeting that was held on July 21, 2005 the Company has implemented a Fixed Stock Option Plan whereby a maximum number of shares reserved for issuance under the plan at any one time will not exceed 2,445,796 shares. Under this plan the following incentive stock options were granted: On March 1, 2005 the Company granted 200,000 incentive stock options at $0.15 expiring on March 1, 2007; on January 25, 2006, the Company granted 750,000 incentive stock options at $0.15 expiring on January 25, 2011; on March 21, 2006 the Company granted 300,000 incentive stock options at $0.20 expiring on March 21, 2011; on April 10, 2006 the Company granted 75,000 incentive stock options at $0.22 expiring on April 10, 2011; on April 17, 2006 the Company granted 200,000 incentive stock options at $0.32 expiring on April 17, 2007.

SUBSEQUENT EVENTS:

Subsequent to the Quarter ended May 31, 2006 the Company held the Annual General Meeting on July 21, 2006. At the Meeting, Shareholders passed the resolution to set the number of directors of the Company for the ensuing year at five. As tabled for election by Shareholders, Messrs. Dusan Berka, Hanif Sachedina, Richard Roy, Philippe Cloutier and Gary Musil were elected directors for the ensuing year.

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual general Meeting that was held on July 21, 2006 the Company has implemented a Fixed Stock Option

For the Quarter Periods Ending on	May 31, 2005	February 28, 2005	Nov. 30, 2004	August 31, 2004
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($56,578)	($57,605)	($35,700)	($52,643)
Total Net Income (loss)	($56,578)	($57,605)	($35,700)	($52,643)
(4) Basic (Loss) per share	($0.005)	($0.006)	($0.003)	($0.005)

Administration expenses of $184,848 for the three months end May 31, 2006 represented a $128,270 or 227 % increase from the prior year. The contributing factors to increase included in the Administrative Expenses were attributed to the accounting for Stock-based compensation of $36,639 (2005: $10,438); Consulting fees of $32,050 (2005: $8,000), Management fees of $19,500 (2005: 10,500); and Investor Relations of $76,149 (2005: $15,000).

1.6 Liquidity

The Company has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable junior venture resource companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At May 31, 2006, the Company had $241,433 working capital surplus, as compared to $417,859 surplus on February 28, 2006.

The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain financing. The Company obtains financing by the issuance of share capital or from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

1.7 Capital Resources

The Company's sources of funds are derived from: (i) private placement financings (flow through and non-flow through) and (ii) amounts owing to related parties.

Additional disclosure concerning the Company's administrative expenses and resource property obligations and commitments are provided in the Company's Consolidated Statement of Loss and Deficit and Notes therein.

Authorized:	an unlimited number of Common shares without par value
Issued and outstanding:	18,258,733 common shares

B. Options, Warrants & Convertible Securities Outstanding as at July 26, 2006:

The following options, warrants, and convertible securities were outstanding as at July 26, 2006:

Number of Shares	Exercise Price	Expiry Date
50,000	$0.25	August 23, 2006
200,000	$0.32	April 17, 2007
295,000	$0.11	December 5, 2008
120,000	$0.25	January 28, 2009
500,000	$0.11	January 17, 2010
750,000	$0.15	January 25, 2011
300,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
2,290,000		

Number of Warrants	Exercise Price	Expiry Date
740,000*	$0.20	January 11, 2007
2,918,750	$0.15	February 9, 2007
1,250,000	$0.20	May 20, 2007
4,908,750		

*Two warrants are required to purchase one share.